Exhibit 99.1

MEDIROM Healthcare Technologies Inc., Announces its latest Key Performance Indicators (KPIs)

New York/December 13, 2021 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a holistic healthcare Company based in Japan (the “Company”), today announced its major Key Performance Indicators, or KPIs, updated for the month of November 2021. Data is provided for all salons for which comparative financial and customer data is available and excludes certain salons where such information is not available.

The following monthly KPIs provide insight into the business fundamentals and progress of the Company, updated for the month of November 2021.

•	The number of salons was 316 in November 2021, up from 291 in the year-ago period, primarily as a result of the acquisition of another salon brand in May 2021.

•	Total customers served increased to 65,569 in November 2021 from 63,993 in the year-ago period.

•	Sales per customer increased to JPY 6,466 in November 2021, up from JPY6,312 in November 2020. Such increase is mainly attributed to the upselling of value-added optional services.

•	Our repeat ratio, a measure of repeat customers, increased to 81.9% in November 2021 from 80.7% in the year-ago period.

•	Our operation ratio was 47.7% in November 2021, which remained stable compared to in the year-ago period.

•	The total number of salons with data increased to 221 in November 2021, from 220 in November 2020. The number of salons with data decreases when we close salons with data available and increases as we open salons with such data.

	Number of Salons (*1)	Number of Salons with Data (*2)	Total Customers Served (*3)	Sales Per Customer (*4)	Repeat Ratio (*5)	Operation Ratio (*6)
November-20	291	220	63,993	JPY 6,312	80.7%	47.6%
December-20	290	221	64,649	JPY 6,486	82.6%	48.2%
January-21	302	218	56,557	JPY 6,443	84.0%	44.6%
February-21	302	218	56,370	JPY 6,443	83.0%	47.6%
March-21	303	217	62,441	JPY6,352	81.9%	47.0%
April -21	301	219	63,682	JPY 6,250	81.4%	46.3%
May-21	313	212	66,604	JPY 6,370	80.6%	48.7%
June-21	313	219	68,069	JPY 6,350	81.2%	48.6%
July-21	314	220	70,912	JPY 6,498	81.0%	48.1%
August-21	315	221	66,323	JPY 6,592	81.3%	46.5%
September-21	316	221	65,130	JPY 6,428	82.0%	46.7%
October-21	316	221	68,608	JPY 6,486	83.3%	48.9%
November-21	316	221	65,569	JPY 6,466	81.9%	47.7%

(*1) Number of Salons: Includes our directly-operated salons, and franchisees’ salons.

(*2) Number of Salons with Data: The number of salons for which comparable financial and customer data is available.

(*3) Total Customers Served: The number of customers served at salons for which comparative financial and customer data is available.

(*4) Sales Per Customer: The ratio of total salon sales to number of treated customers at all salons for which comparable financial and customer data is available.

(*5) Repeat Ratio: The ratio of repeat customer visits to total customer visits in the applicable month for all salons for which comparable financial and customer data is available.

(*6) Operation Ratio: The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month for all salons for which comparable financial and customer data is available.

*Since July 2021, the salon operation business has been managed by Wing Inc., which is a wholly-owned subsidiary of the Company.

<About MEDIROM Healthcare Technologies Inc.>

MEDIROM operates 316 (as of November 30, 2021) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called "Lav®", which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker "MOTHER Bracelet" (formerly known as “MOTHER Tracker®”). MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

URL ： https://medirom.co.jp/en

■Contacts

Investor Relations Team

ir@medirom.co.jp